

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

Deep Kalra
Group Chairman and Group CEO
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

      Re: **MakeMyTrip Limited**
                Form 20-F for Fiscal Year Ended March 31, 2016
                Filed June 14, 2016
                File No. 001-34837

Dear Mr. Kalra:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure